N-SAR Item 77.I. Terms of New or Amended Securities

     At a meeting held on July 16, 2008, the Board of Trustees of Dreyfus Opportunity Funds (the “Trust”) approved a proposal to modify the eligibility requirements of Dreyfus Health Care Fund’s (the “Fund”) Class I shares. These changes, with respect to the Fund, were reflected in a Post Effective Amendment to the Trust’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on July 22, 2008.